March 12, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel Ajay Koduri

Re:	Energous Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed January 24, 2014 File No. 333-193522

Ladies and Gentlemen:

On behalf of Energous Corporation (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 28, 2014, with respect to the above referenced filing (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”) relating to the contemplated registration and offering (the “Offering”) of up to 4,000,000 shares of the Company’s Common Stock described in the Registration Statement and responding to the Staff’s comments. For your convenience of reference, below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

In addition to the revisions to respond to the Staff’s comments, the Amendment reflects the following additional revisions:

•	Audited Financial Information for the Fiscal Year Ended December 31, 2013 - The Company has updated the financial information in Amendment No. 1 to include its audited financial statements for the fiscal year ended December 31, 2013 and to make corresponding updates to other financial information throughout the prospectus. These financial updates are principally reflected in the following sections: “Summary Selected Financial Information” (beginning on page 8, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (beginning on page 33), “Capitalization” (beginning on page 58), “Dilution” (beginning on page 59) and the Company’s audited financial statements and notes thereto (beginning on page F-1).

•	Appointment of Two Additional Independent Directors - The Company has updated Amendment No. 1 to reflect the appointment of two additional independent directors to the Company’s board of directors. These updates are principally reflected in the following sections: “Directors, Executive Officers and Corporate Governance” (beginning on page 39), “Executive Compensation - Director Compensation” (beginning on page 45) and “Security Ownership of Certain Beneficial Owners and Management” (beginning on page 50).

Executive Compensation, page 42

1.	We note from page 44 that Mr. Leabman was granted a ten year option to purchase 57,644 shares of common stock that vest beginning October 1, 2013. Please revise your Summary Compensation and Outstanding Equity Awards tables to include this compensation for 2013.

Response: The Company acknowledges the Staff’s comment and the Company respectively advises the Staff that the grant date of the above mentioned option award to Mr. Leabman was January 7, 2014 (the “Grant Date”). The option award granted to Mr. Leabman vests in 48 equal monthly installments over four years. However, in connection with the board of directors’ approval of the option award to Mr. Leabman, the Company’s board of directors determined to use October 1, 2013 as the vesting start date with respect to Mr. Leabman’s option award such that on the Grant Date 3/48ths of Mr. Leabman’s option award was already deemed vested and that the remaining 45/48ths will vest in equal monthly installments until September 30, 2017. The Company has revised its disclosure to clarify that the grant date and vesting terms of the option awarded to Mr. Leabman pursuant to his October 1, 2013 employment agreement.

* * * *

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Stephen Rizzone, Chief Executive Officer and President

Thomas Iwanski, Chief Financial Officer